EXHIBIT 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
($ in thousands)	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations	$75,145	$129,732	$(308,875)	$(465,749)	$458,134
Exclude amounts reflected in line above:
Income tax expense (benefit)	64,771	79,669	(202,170)	(313,112)	255,531
Minority interest in income (loss) of subsidiaries	587	(882)	(7,174)	(13,509)	2,338
Preferred dividends of subsidiary	4,071	5,037	5,037	5,037	5,037
Amortization of capitalized interest	2,695	2,288	1,592	852	578
Loss (income) from unconsolidated equity investees	770	663	948	33,767	(1,035)
Add fixed charges (see below)	453,559	419,448	454,461	299,343	273,341
Less amounts included in fixed charges:
Capitalized interest	(3,065)	(3,432)	(15,934)	(12,628)	(9,417)
Preference security dividend requirements of consolidated subsidiary (Note 1)	(7,284)	(7,967)	(8,233)	(8,284)	(7,738)

Total Earnings (as defined)	$591,249	$624,556	$(79,808)	$(474,283)	$976,769

Fixed charges:
Interest expensed and capitalized	$440,787	$404,505	$(439,482)	$(280,298)	$257,778
Estimated interest component of rental expense	5,488	6,976	6,746	10,761	7,825
Preference security dividend requirements of consolidated subsidiary (Note 1)	7,284	7,967	8,233	8,284	7,738

Total Fixed Charges (as defined)	$453,559	$419,448	$454,461	$299,343	$273,341

Ratio of Earnings to Fixed Charges	1.30x	1.49x	(Note 2)	(Note 2)	3.57x

Notes:

1	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on outstanding preference securities of a subsidiary held by non-affiliates.
2	For the years ended December 31, 2003 and 2002, there are deficiencies of earnings to cover fixed charges of $534,269 and $773,626, respectively.